Form N-SAR,
Sub-Item 77I
Terms of new or amended securities

Nuveen Premier Insured Municipal Income Fund, Inc.
33-43779, 811-06457


The preferred class of the registrants securities has been materially modified, as stated in the Statement Establishing and Fixing the Rights and Preferences of
Variable Rate Demand Preferred Shares, containing a description of the Funds preferred securities. A copy of such Statement is attached in this Funds N-SAR-A filing under Sub-Item 77Q1(a).